Contact

www.linkedin.com/in/petty-
rader-75ab993 (LinkedIn)

Top Skills

Corporate Governance
Management
Litigation Support

Petty Rader

Chief Growth Officer | Chief Legal Officer | Independent Board
Director | Board Advisor
Los Angeles Metropolitan Area

Summary

Strategic Executive leader with extensive experience in the
consumer products space and an emphasis on baby and toy
products. History of working at both Fortune 500 companies,
entrepreneurial companies, and private-equity backed firms.
Business and legal expertise with a concentration on global brand
building, growing business Internationally, and increasing revenue
through organic growth and acquisition. Current key focus is on
digital marketing and eCommerce. Thrives in fast-paced, dynamic
environments and building teams.

Experience

Ergobaby
Chief Growth Officer and Chief Legal Officer
June 2020 - Present (4 years 10 months)

Fast Company Executive Board
Fast Company Executive Board Member
February 2022 - Present (3 years 2 months)

Bobbie
Advisory Board
April 2021 - Present (4 years)

Coterie
Independent Board Director
February 2022 - Present (3 years 2 months)

Chief
Member
March 2022 - Present (3 years 1 month)

Baby Tula LLC

President
November 2017 - June 2020 (2 years 8 months)
Greater San Diego Area

Munchkin
8 years 7 months

SVP of Business Development, General Counsel & Corporate Secretary
January 2017 - November 2017 (11 months)
Greater Los Angeles Area

Vice President, General Counsel & Corporate Secretary
June 2013 - January 2017 (3 years 8 months)

Vice President, Corporate Counsel & Corporate Secretary
May 2009 - June 2013 (4 years 2 months)

Eisner, LLP
Attorney
April 2007 - May 2009 (2 years 2 months)

Liner Yankelevitz Sunshine & Regenstreif LLP
Attorney
2003 - 2007 (4 years)

United States District Court
Federal Judicial Law Clerk
2004 - 2005 (1 year)

Paul Hastings
Summer Associate
May 2002 - August 2002 (4 months)

Procter & Gamble
Brand Marketing
1997 - 1999 (2 years)

_____

Education

Loyola Law School, Los Angeles
JD · (1999 - 2003)

UCLA

· (1993 - 1997)